Nika Pharmaceuticals, Inc.
2269 Merrimack Valley Avenue
Henderson, NV 89044
702-326-3615
May 9, 2024
VIA EDGAR AND CERTIFIED MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549
Re: Nika Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 000-56234

Ladies and Gentlemen:

We, Nika Pharmaceuticals, Inc., are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 2, 2024 relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2023. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

1. We note your disclosure stating that, on August 1, 2022, you signed a Joint Business Agreement with Immunotech Laboratories BG, Ltd. through which you are combining efforts to realize the registration, production, and distribution of medicinal products based on the Inactivated Pepsin Fraction (“IPF”) platform with U.S. Patents Nº 7,479,538, 7,625,565, 8,066,982, 8,067,531, 8,309,072. Please expand your disclosure to clarify the extent to which your CEO, Dimitar Slavchev Savov, holds controlling ownership of Immunotech Laboratories BG, Ltd. Additionally, disclose any consideration exchanged, assets contributed, and expenses incurred since the date of the agreement.
There has been no consideration exchanged and assets contributed as part of the Joint Business Agreement, except for the commitment to combination of efforts towards the registration, production, and distribution of said products, which is already included in the disclosure. Nika Pharmaceuticals has not incurred any additional expenses as a result of this Joint Business Agreement since the date of the agreement. Dimitar Slavchev Savov holds a 51% ownership in Immunotech Laboratories BG, Ltd. and is the company’s general manager. We will expand our disclosure to include this clarification.
2. We note your disclosure stating that, on August 1, 2022, you signed a Cooperation Agreement with Nika BioTechnology, Inc. pursuant to which all development of the prescription drug TNG, the dietary supplements Physiolong and Carotilen, as well as any future acquired other patents for prescription drugs and dietary supplements, shall be jointly developed by the parties. Please expand your disclosure to include any consideration exchanged, assets contributed, and expenses incurred since the date of the agreement.

Nika Pharmaceuticals, Inc.
2269 Merrimack Valley Avenue
Henderson, NV 89044
702-326-3615
Our company does not believe this comment applies to our facts and circumstances. The goal and consideration of the Cooperation Agreement with Nika BioTechnology, Inc. was to share the costs of production and distribution, whilst the asset contributed is the splitting of the net profits in equal parts between Nika Pharmaceuticals and Nika BioTechnology, Inc. There is no consideration exchanged or asset contributed as part of the Cooperation Agreement, other than the ones described above and already included in the disclosure, that would have a material impact on Nika Pharmaceuticals, Inc.’s Form 10-K for Fiscal Year Ended December 31, 2023. Nika BioTechnology, Inc. issued shares as part of an Asset Sale Agreement that was tangential to the Cooperation Agreement, but that consideration was issued as part of the Asset Sale Agreement, which is relevant only to Nika BioTechnology’s disclosure statements and is respectively included only in them. There have been no expenses incurred by Nika Pharmaceuticals, Inc. directly as a result of the Cooperation Agreement since the date of the agreement.
3. We note your disclosure stating that, on October 11, 2022, you acquired a 40% stake in Nika Europe, Ltd. However, in Exhibit 13.4 to your Form S-4 filed on April 5, 2024, you disclose that, on October 11, 2022, a 40% interest in Nika Europe, Ltd. was acquired by Nika BioTechnology, Inc. Please revise your disclosure as necessary to correct the inconsistency.
Our company does not believe this comment applies to our facts and circumstances. On October 11, 2022, both Nika Pharmaceuticals, Inc. and Nika BioTechnology, Inc. acquired a 40% stake in Nika Europe, Ltd each. As such, there is no inconsistency that warrants a revision in the disclosure.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at dimitar.savov@ymail.com with a cc to Clifford Redekop at cliffredekop@gmail.com.

Sincerely,

NIKA PHARMACEUTICALS, Inc.

/s/ Dimitar Slavchev Savov

Dimitar Slavchev Savov, CEO
cc: Clifford P. Redekop, Secretary